Exhibit 99.1
KB Financial Group Inc.
Financial Statements
December 31, 2008

KB Financial Group Inc.
Index
December 31, 2008

A member firm of

Samil PricewaterhouseCoopers

www.samil.com
LS Yongsan Tower
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors
To the Shareholders and Board of Directors of
KB Financial Group Inc.
We have audited the accompanying non-consolidated balance sheet of KB Financial Group Inc. (the “Company”) as of December 31, 2008, and the related non-consolidated statements of income, appropriation of retained earnings, changes in shareholders’ equity and cash flows for the period from September 29, 2008 to December 31, 2008, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Kookmin Bank and certain other subsidiaries, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investments in those subsidiaries represent 98.65% of the Company’s total assets as of December 31, 2008, and the equity in their net losses represents 1.65% of the Company’s net income before income taxes for the year then ended. These statements were audited by other auditors whose reports have been furnished us and our opinion, insofar as it relates to the amounts included for the subsidiaries, is based solely on the reports of the other auditors.
We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audit and the reports of other auditors, the non-consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of KB Financial Group Inc. as of December 31, 2008, and the results of its operations, appropriation of retained earnings, the changes in its shareholders’ equity, and its cash flows for the period from September 29, 2008 to December 31, 2008, in conformity with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea
March 9, 2009

This report is effective as of March 9, 2009, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.
Non-Consolidated Balance Sheet
December 31, 2008

(in millions of Korean won)	2008

Assets
Cash and due from banks (Notes 3, 19 and 21)	~~W~~	1,849
Equity method investments (Notes 4 and 21)		16,345,052
Loans receivable, net (Notes 5 and 21)		199,000
Property and equipment, net (Note 6)		3,214
Other assets, net (Notes 7 and 19)		18,904

Total assets	~~W~~	16,568,019

Liabilities and shareholders’ equity
Liabilities
Borrowings (Notes 8, 21 and 24)	~~W~~	232,000
Debentures, net of discount (Note 8 and 21)		498,572
Other liabilities, net (Notes 9, 13 and 14)		8,836

Total liabilities		739,408

Shareholders’ equity
Common stock (Note 10)		1,781,758
Capital surplus (Note 11)		15,473,511
Capital adjustment (Note 4)		(3,145,102)
Accumulated other comprehensive income (Note 17)		1,087,503
Retained earnings		630,941

Total shareholders’ equity		15,828,611

Total liabilities and shareholders’ equity	~~W~~	16,568,019

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Non-Consolidated Statement of Income
For the period from September 29, 2008 to December 31, 2008

(in millions of Korean won, except per share amounts)	2008

Operating revenues
Gain on valuation of equity method investments (Notes 4 and 22)	~~W~~	633,981
Interest income		1,287

		635,268

Operating expenses
Loss on valuation of equity method investments (Notes 4 and 22)		10,096
Interest expense		3,063
Loss on valuation and disposal of loans receivable		1,000
Commission expenses		2,270
Selling and administrative expenses (Note 16)		6,768

		23,197

Operating income		612,071

Non-operating income		23

Income before income taxes		612,094

Income tax expense (Note 14)		167

Net income	~~W~~	611,927

Per share data (Note 15)
Basic and diluted earnings per share	~~W~~	2,134
The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Non-Consolidated Statement of Appropriation of Retained Earnings
For the period from September 29, 2008 to December 31, 2008
(Date of appropriations: March 27, 2009)

(in millions of Korean won)	2008

Unappropriated retained earnings
Changes in retained earnings of equity method investments	~~W~~	19,014
Net income		611,927

		630,941

Appropriation of retained earnings
Legal reserve (Note 12)		61,200
Dividends		—
Voluntary reserve		568,000

		629,200

Unappropriated retained earnigs to be carried over to subsequent year	~~W~~	1,741

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Non-Consolidated Statement of Change in Shareholders’ Equity
For the period from September 29, 2008 to December 31, 2008

							Accumulated
	Capital		Capital		Capital		other comprehensive		Retained
(in millions of Korean won)	stock		surplus		adjustment		income and expense		earnings		Total

September 29, 2008	~~W~~	1,781,758	~~W~~	15,481,189	~~W~~	(4,208,098)	~~W~~	—	~~W~~	—	~~W~~	13,054,849
Net income		—		—		—		—		611,927		611,927
Changes in equity method investments		—		(7,678)		1,062,996		1,087,503		19,014		2,161,835

December 31, 2008	~~W~~	1,781,758	~~W~~	15,473,511	~~W~~	(3,145,102)	~~W~~	1,087,503	~~W~~	630,941	~~W~~	15,828,611

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Non-Consolidated Statement of Cash Flows
For the period from September 29, 2008 to December 31, 2008

(in millions of Korean won)	2008

Cash flows from operating activities
Net income	~~W~~	611,927

Adjustments to reconcile net income to net cash used in operating activities
Loss on valuation of equity method investments		10,096
Stock compensation expense		463
Provision for severence benefits		347
Provision for possible loan losses		1,000
Depreciation and amortization		442
Interest expenses		24
Gain on valuation of equity method investments		(633,981)
Gain on valuation of pension plan assets		(21)

		(621,630)

Changes in operating assets and liabilities
Increase in accounts receivable		(2)
Increase in accrued income		(1,225)
Increase in prepaid expenses		(1,607)
Increase in other assets		(236)
Increase in account payable		226
Increase in accrued expense		2,166
Increase in deferred tax liabilities		167
Increase in severance and retirement benefits		2,999
Increase in pension plan assets		(2,165)
Increase in witholding tax payables		171

		494

Net cash used in operating activities		(9,209)

KB Financial Group Inc.
Non-Consolidated Statement of Cash Flows
For the period from September 29, 2008 to December 31, 2008

(in millions of Korean won)	2008

Cash flows from investing activities
Purchase of equity method investments		(500,000)
Loans granted		(200,000)
Purchase of property and equipment		(3,583)
Purchase of intangible assets		(2,082)
Increase in guarantee deposits		(13,825)
Net increase in restricted due from bank		(3)

Net cash used in investing activities		(719,493)

Cash flows from financing activities
Proceeds from borrowings		232,000
Proceeds from debentures		498,548

Net cash provided by financing activities		730,548

Net increase in cash and cash equivalents		1,846

Cash and cash equivalents
Beginning of period		—

End of period (Note 18)	~~W~~	1,846

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

1. The Company
KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with former shareholders of Kookmin Bank, KB Investment & Securities Co, Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to affiliated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s common stock as of December 31, 2008, is ~~W~~ 1,781,758 million.
The Company is authorized to issue 1,000 million shares. The Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.
Major shareholders as of December 31, 2008, are as follows:

	Number of Shares	Percentage of
Name of Shareholder	Owned	Ownership(%)

National Pension Service	23,284,404	6.53
ING BANK N.V., AMSTERDAM	18,045,437	5.06
Details of its subsidiaries are as follows:
(1) Kookmin Bank
Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective on January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act. The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Services Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Kookmin Bank’s common stock as of December 31, 2008, is ~~W~~ 2,181,896 million.
The Bank’s shares have been listed on the KRX since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the KRX on November 9, 2001. In addition, the Bank listed its ADS on the NYSE on November 1, 2001, following the consolidation with H&CB. H&CB listed its ADS on the NYSE on October 3, 2000, prior to the business combination. The Bank became a wholly owned subsidiary of the Company through comprehensive stock transfer on September 29, 2008. In addition, the Bank’s listed shares and depository shares on the KRX and the NYSE were delisted on October 10, 2008 and September 26, 2008.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Trust Business Act, and Specialized Credit Financial Business Act, respectively. The Bank with headquarters based in Seoul operates through 1,245 domestic branches and offices (excluding 288 automated teller machine stations) and five overseas branches (excluding two subsidiaries and three offices) as of December 31, 2008.
(2) KB Investment & Securities Co., Ltd.
KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in security trading, underwriting and brokerage services. On March 11, 2008, the former name of Hannuri Investment & Securities changed to KB Investment & Securities. Its headquarters are located in Seoul. KB Investment & Securities common stock as of December 31, 2008, is ~~W~~ 78,000 million.
(3) KB Asset Management Co., Ltd.
KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997 started to engage in security investment trust operations under the Security Investment Trust Business Act. Its headquarters are located in Seoul. KB Asset Management’s common stock as of December 31, 2008, is ~~W~~ 38,338 million.
(4) KB Real Estate Trust Co., Ltd.
KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust service including land trust. Under Section 3 of the Trust Business Act, Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. Over 22 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s common stock as of December 31, 2008, is ~~W~~ 80,000 million.
(5) KB Investment Co., Ltd.
KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide service to small startup companies. Main business operation is to invest in venture companies and small startup companies, and to organize a startup investment cooperative. On April 3, 1990, the company under Section 7 of the Support for Small and Medium Enterprise Establishment Act was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, was selected for Corporate Restructuring Company by the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s common stock as of December 31, 2008, is ~~W~~ 44,759 million.
(6) KB Futures Co., Ltd.
KB Futures Co., Ltd. (the “KB Futures”) was established on March 1997 to engage in futures trading, trust, intermediation, or brokerage services. The company became a member of the KRX on January 8, 1999. Its headquarters are located in Seoul. KB Futures’ common stock as of December 31, 2008, is ~~W~~ 20,000 million.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

(7) KB Credit Information Co., Ltd.
KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection service and credit research service. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s common stock as of December 31, 2008, is ~~W~~ 6,262 million.
(8) KB Data Systems Co., Ltd.
KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing service. Its headquarters are located in Seoul. KB Data Systems’ common stock as of December 31, 2008, is ~~W~~ 8,000 million.
Details of its major second tier subsidiary are as follows:
KB Life Insurance Co., Ltd.
KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd. undertaking all the insurance contracts and related assets and liabilities. Life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s common stock as of December 31, 2008, is ~~W~~ 156,000 million.
The percentage of ownership in subsidiaries as of December 31, 2008, is as follows:

		Number of
Investors	Investees	Shares	Ownership(%)

KB Financial Group Inc.	Kookmin Bank	436,379,116	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00
Kookmin Bank	KB Financial Group Inc.	47,407,671	13.30
	KB Life Insurance Co., Ltd.	15,912,000	51.00
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00
KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	999,999	99.99
KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1	4,510,720,000	2.56

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

2. Significant Accounting Policies
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards established by the Korean Financial Services Commission. The Company has adopted SKFAS No. 1 through No. 24, except No. 14, in the preparation of its financial statements as of and for the period ended December 31, 2008. Significant accounting policies followed in the preparation of these financial statements are as follows:
Equity Method Investments
Investments in equity securities of subsidiaries, over which the Company exercises a significant control or influence, are accounted for using the equity method. Under the equity method, the Company accounts for its proportionate ownership in the book value of the subsidiary in current operations as adjustment to income or loss, retained earnings, capital surplus, capital adjustments, or accumulated other comprehensive income depending on the nature of the underlying change in the book value of the subsidiaries. The acquisition cost of the Company stock owned by its subsidiaries is deducted from the Company’s equity method investments and accounted as capital adjustment.
The Company discontinues the equity method for equity method investments when the Company’s share of accumulated losses equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the subsidiaries equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.
Significant difference between expected cash flow from equity method investments and the Company’s proportionate ownership in the net book value of the investees is accounted for impairment loss from equity method investments. When the estimated future expected cash flow from equity method investments exceeds the carrying value after impairment, such recovery is recorded in current operations up to the recorded impairment loss amount.
If the equity method investee is one of the Company’s subsidiaries, which is subject to consolidation, the changes, arising from additional stock purchase or capital increase and from net difference of net asset value of investee and acquisition cost, in net asset from the date of consolidation are reflected as changes in capital surplus or capital adjustment in the Company’s balance sheet.
The excess of the acquisition cost over the proportionate fair value of the investee’s net asset is amortized using the straight-line method up to a maximum of 20 years. The excess of the proportionate fair value of net asset over the acquisition cost, arising from the agreed expected future loss or expense, is recognized as income when expected future loss or expense is incurred. The excess of the proportionate fair value of net asset over the acquisition cost arising with respect to identifiable non-monetary assets is recognized as income over the years using the weighted average useful lives of non-monetary assets. The excess of the proportionate fair value of net asset over the acquisition cost arising with respect to identifiable non-monetary assets is recognized as income and reflected to equity method investment at the date of acquisition.
Unrealized gains on transactions between the Company and subsidiaries are eliminated to the extent of the Company’s interest in each equity method investee.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

Allowance for Loan Losses
The Company provides an allowance for loan losses based on reasonable and objective analysis of the borrowers’ capacity to repay their obligation.
Property and Equipment
The cost of property and equipment includes purchase costs, incidental costs directly related to preparing the property and equipment for use, and the discounted estimated costs to remove, dismantle or restore property and equipment at the end of the estimated useful lives of the related assets, when these costs meet the conditions for the recognition of liabilities.
Depreciation is computed using declining balance method based on the estimated useful lives of the assets as follows:

	Method	Estimated Useful Lives

Property and equipment	Declining balance method	4 years
Betterments and renewals, enhancing the value of the assets over their recently appraised value, are capitalized. However, routine maintenance and repairs are charged to expense as incurred.
The Company assesses the potential impairment of property and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the assets before impairment, net of accumulated depreciation, when the estimated recoverable value of the assets exceeds the carrying value after impairment.
Intangible Assets
Intangible assets included in other assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized over the estimated economic useful lives of the related assets as follows:

Estimated Useful
Items	Depreciation Method	Life

Software Others	Straight-line Straight-line	4 years 4 years
The Company assesses the potential impairment of intangible asset when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the intangible assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired intangible assets is recorded in current operations up to the cost of the intangible assets before impairment, net of accumulated amortization, when the estimated recoverable value of the assets exceeds the carrying value after impairment.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

Discounts on Debentures
Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.
Accrued Severance Benefits
Employees and officers with at least a year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and officers were to terminate their employment as of the balance sheet date.
The Company has adopted a defined benefit pension. Accrued pension benefit is recognized for retired employees who are qualified and choose to receive payments from the pension plan.
The accrued severance benefits and accrued pension benefits are presented as net of pension plan asset, and when pension plan assets exceed the accrued severance benefit and accrued pension benefits, the excess amount is presented as an investment asset.
Share-Based Payments
The fair value of the goods or employee services received in exchange for the grant of the options is recognized as expense and capital adjustment when the settlement term is equity-settled share based payment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.
For cash-settled share-based payment, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company is required to measure the fair value at balance sheet date and at settlement date. The change in fair value is recognized as expense.
Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.
Income Tax and Deferred Income Tax
Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.
Provision and Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

3. Cash and Due from Bank
Cash and due from banks as of December 31, 2008, are summarized as follows:

(in millions of Korean won)	Bank	Interest Rate(%)	Amount

Due from bank	Kookmin Bank	3.30	~~W~~	1,849
Restricted cash and due from bank as of December 31, 2008, are as follows:

(in millions of Korean won)	Amount		Restriction

Due from Bank in Won	~~W~~	3	Guarantee deposits
4. Equity Method Investments
Equity method investments as of December 31, 2008, are as follows:

	Number of		Amount
(in millions of Korean won)	Shares	Ownership(%)	Acquisition Cost		Book Value

Kookmin Bank[1]	436,379,116	100.00	~~W~~	12,727,020	~~W~~	15,506,919
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		419,267
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		116,458
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		97,469
KB Investment Co., Ltd.	8,951,797	100.00		104,741		103,788
KB Futures Co., Ltd.	4,000,000	100.00		35,734		38,206
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		44,488
KB Data Systems Co., Ltd.	800,000	100.00		16,698		18,457

			~~W~~	13,554,849	~~W~~	16,345,052

[1]	The acquisition cost of Kookmin Bank includes the contribution of ~~W~~ 500,000 million for the period ended December 31, 2008.
The changes in the difference between the cost of investment and the amount of the underlying equity in investee’s net assets are summarized as follows:

	Beginning		Increase				Ending
(in millions of Korean won)	Balance		(Decrease)		Amortization		Balance

KB Investment & Securities Co., Ltd.	~~W~~	104,448	~~W~~	—	~~W~~	11,394	~~W~~	93,054

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

Changes in equity method investments resulting from equity method valuation for the period from July 1, 2008 to December 31, 2008, are summarized as follows:

(in millions of Korean won)					Valuation under Equity Method
							Gain(Loss)
							on
							Valuation of						Accumulated
							Equity						Other
	Beginning		Acquisition		Retained		Method		Capital		Capital		Comprehensive		Ending
Investees	Balance		Cost		Earnings		Investments		Surplus		Adjustment		Income(loss)		Balance

Kookmin Bank[1,2]	~~W~~	12,227,020	~~W~~	500,000	~~W~~	18,880	~~W~~	605,507	~~W~~	(1,835)	~~W~~	1,062,996	~~W~~	1,094,351	~~W~~	15,506,919
KB Investment & Securities Co., Ltd.		418,331		—		—		6,361		—		—		(5,425)		419,267
KB Asset Management Co., Ltd.		101,961		—		—		14,504		—		—		(7)		116,458
KB Real Estate Trust Co., Ltd.		107,643		—		—		(10,096)		—		—		(78)		97,469
KB Investment Co., Ltd.		104,741		—		134		859		—		—		(1,946)		103,788
KB Futures Co., Ltd.		35,734		—		—		3,224		—		—		(752)		38,206
KB Credit Information Co., Ltd.		42,721		—		—		1,767		—		—		—		44,488
KB Data Systems Co., Ltd.		16,698		—		—		1,759		—		—		—		18,457

	~~W~~	13,054,849	~~W~~	500,000	~~W~~	19,014	~~W~~	623,885	~~W~~	(1,835)	~~W~~	1,062,996	~~W~~	1,086,143	~~W~~	16,345,052

[1]	The beginning and ending balances of the investment in Kookmin Bank are net of ~~W~~ 4,208,098 million and ~~W~~ 2,710,349 million, respectively. These amounts represent the Company’s issued shares owned by Kookmin Bank and are accounted as capital adjustment in the Company’s balance sheet.

[2]	As Kookmin Bank elected to revalue its land, it recorded the land’s revalued amount as of December 31, 2008. Due to this accounting change, a gain on revaluation of ~~W~~ 893,856 million, net of tax, was credited to accumulated other comprehensive income, while a loss on revaluation of ~~W~~ 40,344 million, net of tax, was included in gain (loss) on valuation of equity method investments.
The subsidiaries reviewed and audited financial statements as of December 31, 2008, were used for the application of the equity method. Financial information of above subsidiaries is disclosed in Notes 20 and 21.
The Company was established on September 29, 2008, through stock transfer between former shareholders and its subsidiaries. Its current accounting period ended on December 31, 2008. The Company’s acquisition cost of investments was determined as the net asset amount of investees as of June 30, 2008. Therefore, the Company applied the equity method to reflect the changes in investees’ net assets from July 1, 2008 to December 31, 2008, for the period ended December 31, 2008.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

Unrealized gain and loss as of December 31, 2008, are listed below:

	Unrealized		Unrealized
(in million of Korean won)	Loss		Gain

Kookmin Bank	~~W~~	281	~~W~~	—
KB Investment & Securities Co., Ltd.		408		—
KB Credit Information Co., Ltd.		20		—
KB Data Systems Co., Ltd.		—		(8,082)

	~~W~~	709	~~W~~	(8,082)

5. Loans Receivable
Loans receivable as of December 31, 2008, are as follows:

		Interest
(in millions of Korean won)	Debtors	Rate(%)	Ending Balance

General loans in won	KB Investment & Securities Co., Ltd	6.64	~~W~~	100,000
Subordinated loans in won	KB Investment & Securities Co., Ltd	8.25		100,000

			~~W~~	200,000

The maturities of loans as of December 31, 2008, are as follows:

		4 to 6	7 to 12	1 to 3	Over 3
(in millions of Korean won)	3 Months	Months	Months	Years	Years	Total

Loans in won	~~W~~100,000	~~W~~—	~~W~~—	~~W~~—	~~W~~100,000	~~W~~200,000
The provision ratio for loans which are subject to allowance for loan losses is as follows:

(in millions of Korean won)	2008

Loans subject to provision	~~W~~200,000
Allowance for loan losses	1,000
Provision ratio(%)	0.50
6. Property and Equipment
Changes in property and equipment for the period ended December 31, 2008, are as follows:

	Beginning				Ending
(in millions of Korean won)	Balance	Acquisition	Disposal	Depreciation	Balance

Property and equipment	~~W~~—	~~W~~3,583	~~W~~—	~~W~~369	~~W~~3,214

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

7. Intangible Assets
Changes in intangible assets for the period ended December 31, 2008, are as follows:

	Beginning								Ending
(in millions of Korean won)	Balance		Acquisition		Disposal		Amortization		Balance

Software	~~W~~	—	~~W~~	1,448	~~W~~	—	~~W~~	60	~~W~~	1,388
Other intangible assets		—		634		—		13		621

	~~W~~	—	~~W~~	2,082	~~W~~	—	~~W~~	73	~~W~~	2,009

8. Borrowings
Borrowings as of December 31, 2008, are as follows:

		Date of		Interest	Ending
(in millions of Korean won)	Lender	Borrowing	Maturity Date	Rate(%)	Balance

Borrowings in won	Hana Bank	2008-09-29	2009-09-29	5.95	~~W~~	10,000
	Woori Bank	2008-11-26	2009-11-17	7.48		20,000
	Woori Bank	2008-12-16	2009-11-17	6.75		100,000

						130,000
Other borrowings		2008-12-19	2009-03-19	6.14		102,000

Total					~~W~~	232,000

Issued debentures by the Company as of December 31, 2008, are as follows:

			Interest	Ending
(in millions of Korean won)	Issued Date	Maturity Date	Rate(%)	Balance

Unguaranteed debentures No. 1	2008-12-12	2011-12-12	7.48	~~W~~	500,000
Less: Discounts on debentures					(1,428)

				~~W~~	498,572

The maturities of the borrowings as of December 31, 2008, are as follows:

			4 to 6		7 to 12
(in millions of Korean won)	3 Months		Months		Months		1 to 3 Years		Total

Borrowings in won	~~W~~	—	~~W~~	—	~~W~~	130,000	~~W~~	—	~~W~~	130,000
Other borrowings		102,000		—		—		—		102,000
Debentures		—		—		—		500,000		500,000

	~~W~~	102,000	~~W~~	—	~~W~~	130,000	~~W~~	500,000	~~W~~	732,000

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

9. Accrued Severance Benefits
Changes in accrued severance benefits for the period ended December 31, 2008, are summarized as follows:

(in millions of Korean won)	2008

Beginning balance	~~W~~	—
Transferred from subsidiaries[1]		2,999
Provision		347
Payment		—

Accrued severance benefits		3,346
Less: Pension plan assets		(2,185)

Ending balance	~~W~~	1,161

[1]	Accrued severance benefits of ~~W~~ 2,999 million following regulation on retirement benefit were transferred from subsidiaries where the employees have been previously employed.
As of December 31, 2008, the details of pension plan assets are as follows:

(In millions of Korean won)	2008

Cash and cash equivalents	~~W~~	438
Time deposits		1,747

Total	~~W~~	2,185

10. Capital Stock
Details of capital stock as of December 31, 2008, are as follows:

	2008

Number of shares authorized		1,000,000,000
Par value per share	~~W~~	5,000
Number of shares issued		356,351,693
11. Capital Surplus
The excess value, which is greater than capital reserve, of transferred shares of subsidiaries including treasury shares of Kookmin Bank over the Company’s issued capital stock is recorded as changes from valuation of equity method investments under the capital surplus of shareholders’ equity.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

12. Retained Earnings
As required by Article 53 of the Financial Holding Company Act, the Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.
13. Share-Based Payments
Share-based payment plan for directors and employees of the Company for the period ended December 31, 2008, is as follows:

		Maximum Granted
(in number of shares)	Grant Date	Shares	Grant Condition

Stock Grant 1st Series	2008-09-29	160,006	Services fulfillment[1]
			Achievements of targets[2]
There has been no change in number of maximum granted shares as of December 31, 2008.

[1]	In order to exercise their stock grants, at least three years of service as vesting period are required for executive directors, while the fulfillment of their remaining contracted service period is required for non-executive directors.

[2]	Thirty percent of the shares to be granted will be based on the achievement of the targeted asset incremental ratio, while another 30% will be based on the targeted return on asset ratio. The remaining 40 percent will be based on the achievement of the targeted relative TSR ratio. However, some of total granted shares will be compensated regardless of the above achievements of the targets as long as service requirement is fulfilled.
The maximum number of total granted shares is decided on the contract date, and the number of shares to be compensated is determined by the achievements of the targets. The Company may settle the payment by cash or equity.
The value of stock grant is measured at fair value as of December 31, 2008. The amount for each stock grant is ~~W~~ 33,200.
Accrued expense for the period ended December 31, 2008, due to share-based payment plan is ~~W~~ 463 million, and the cost is recorded as salary expense under selling and administrative expenses.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

14. Income Tax
Income tax expense for the period ended December 31, 2008, consists of the following:

(in millions of Korean won)	2008

Current income taxes	~~W~~	—
Changes in deferred income taxes due to temporary differences[1]		4,649
Income tax liabilities directly charged to the shareholders’ equity[2]		(4,482)

Income tax expense	~~W~~	167

[1]	Changes in deferred income taxes due to temporary differences for the period ended December 31, 2008, are as follows:

(in millions of Korean won)	2008

Beginning deferred income tax assets (liabilities)	~~W~~	—
Current deferred income tax assets (liabilities)		(4,649)

Changes in deferred income tax due to temporary differences	~~W~~	4,649

[2]	Income tax liabilities directly charged to the shareholders’ equity as of December 31, 2008, are as follows:

(in millions of Korean won)	2008

Additional paid-in-capital	~~W~~	(5,842)
Loss on valuation of equity method investments		1,360

Total	~~W~~	(4,482)

The reconciliation between income tax expense and income before income tax is as follows:

(in millions of Korean won)	2008

Income before income tax	~~W~~	612,094

Calculated tax amount of tax rate (27.5%)	~~W~~	168,326
Adjustments
Exclusion of deferred income tax from equity method investments		(171,360)
Exclusion of deferred income tax from net operating loss carry forwards		3,153
Non deductable expense		90
The effect of changes in tax rate		(42)

Income tax expense	~~W~~	167

Effective tax rate (%)		0.03

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

Changes in accumulated temporary differences and net operating loss for the period ended December 31, 2008, are as follows:

	Temporary Difference
(in millions of Korean won)	Beginning		Increase		Decrease		Ending

Equity method investments	~~W~~	—	~~W~~	1,391,338	~~W~~	—	~~W~~	1,391,338
Net operating loss carryforwards		—		11,466		—		11,466

	~~W~~	—	~~W~~	1,402,804	~~W~~	—	~~W~~	1,402,804

Changes in deferred income tax assets (liabilities) for the period ended December 31, 2008, are as follows:

	Deferred Income Tax Asset (Liability)
									Ending
								Non-	Balance
			Increase					Deductible	After
(in millions of Korean won)	Beginning		(Decrease)		Ending[1]			Amount	Adjustment

Equity method investments[2,3]	~~W~~	—	~~W~~	306,094	~~W~~	306,094	~~W~~	(310,743)	~~W~~	(4,649)
Net operating loss carryforwards[4]		—		2,523		2,523		(2,523)	—

	~~W~~	—	~~W~~	308,617	~~W~~	308,617	~~W~~	(313,266)	~~W~~	(4,649)

[1]	Deferred income tax assets (liabilities) are calculated by multiplying income tax rate of 22% to all temporary differences for the current period.

[2]	Deferred income tax assets of ~~W~~316,652 million, arising from deductible temporary differences, which were derived from valuation of equity method investments, of ~~W~~1,439,328 million, do not reverse unless equity method investments are liquidated or sold. Therefore, these were not recognized as deferred income tax assets as of December 31, 2008.

[3]	Deferred income tax liabilities of ~~W~~ 5,908 million, arising from taxable temporary difference, which were derived from valuation of equity method investments, of ~~W~~26,857 million, will be reversed by dividend income. However, since the dividends from subsidiaries are not taxable, they were not recognized as deferred income tax liabilities.

[4]	Net operating losses carry forwards of ~~W~~ 11,466 million were not expected to be recovered in the future. Therefore, they were not recognized as deferred income tax assets.
The income tax effect for accumulated temporary differences for the period ended December 31, 2008, is computed with expected future tax rate, the year when current portion of temporary difference is expected to reverse. Therefore, the realizable value for 2009 and thereafter are computed with 24.2% and 22%, respectively. Consequently, deferred income tax liability is reduced by ~~W~~ 1,162 million as a result of the change in the previous tax rate of 27.5%.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

15. Earnings Per Share
Basic earnings per share for the period ended December 31, 2008, is calculated as follows:

(in Korean won and in number of shares)	2008

Net income	~~W~~	611,926,551,438
Weighted-average number of common shares outstanding[1]		286,715,961
Basic earnings per share	~~W~~	2,134

[1]	The weighted average number of common shares outstanding is computed as follows:

(in number of shares)	2008

Beginning	356,351,693
Acquisition of treasury stock[1]	(73,607,601)
Sale of treasury stock[1]	3,971,869

Weighted average number of common shares outstanding	286,715,961

[1]	Basic earnings per share for the period ended December 31, 2008, equals to diluted earnings per share because there has been no dilution in the weighted average number of common stock outstanding.
Common stocks, which were not included for the computation of diluted earnings per share for the period ended December 31, 2008, due to the effect of anti-dilutive, may result dilution of earnings per share in the future.
The number of potential common stock which may result in dilution of earnings per share follows:

(in number of shares)	Number of Shares to Be Issued[1]

Stock grants	411,819

[1]	The number of granted shares for employees and directors of Kookmin Bank, one of the subsidiaries of the Company, is included in total number of stock grants.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

16. Value Added Information
Information for calculating value added for the period ended December 31, 2008 is as follows:

(in millions of Korean won)	2008

Personal expenses	~~W~~	3,093
Severance benefits		347
Welfare expenses		446
Rental expenses		234
Depreciation		369
Amortization		73
Tax and dues		28

	~~W~~	4,590

17. Comprehensive Income
Comprehensive income for the period ended December 31, 2008, consists of:

(in millions of Korean won)	2008

Net income	~~W~~	611,927
Net accumulated comprehensive losses of equity method investments (net of tax effect ~~W~~ 1,360 million)		1,087,503

Comprehensive income	~~W~~	1,699,430

18. Supplemental Cash Flows Information
Restricted due from banks are not accounted for in statement of cash flows.
Significant transactions not involving cash inflows or outflows for the period ended December 31, 2008, are as follows:

(in millions of Korean won)	2008

Contribution from stock transfer	$13,054,849
Changes in comprehensive income due to valuation of equity method investments	1,087,503
Changes in capital adjustment due to valuation of equity method investments	1,062,996
Changes in retained earnings due to equity method investments	19,014

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

19. Related Party Transactions
The details of the Company’s ownership in its subsidiaries and second tier subsidiaries and equity method investments are summarized in Notes 1 and 4, respectively.
As of December 31, 2008, the ownerships in associates over which the Company has significant influence through its subsidiaries are as follows:

		Number of
Investors	Investees	Shares	Ownership (%)

Kookmin Bank	KLB Securities Co., Ltd.[1]	4,854,713	36.41
	Jooeun Industrial Co., Ltd. [1]	1,999,910	99.99
	Balhae Infrastructure Fund	10,310,869	12.61
	Korea Credit Bureau Co., Ltd.	180,000	9.00
	Kookmin Bank Singapore Ltd. [1]	30,000,000	100.00
	Kookmin Finance Asia Ltd. (HK) [1]	700,000	100.00
	JSC Bank CenterCredit	44,136,676	30.55
	KB06-1 Venture Partnership Fund	200	50.00
	KB08-1 Venture Partnership Fund	100	66.67

KB Investment	KB06-1 Venture Partnership Fund	100	25.00
	KB08-1 Venture Partnership Fund	50	33.33
	Kookmin Investment Partnership No.16[1]	184	20.00
	Kookmin China Fund No.1[1]	13	50.00
	KTTC-Kookmin Venture Fund No.1[1]	200	20.00
	KB 03-1 Venture Fund[1]	125	16.67
	NPC 05-6 KB Venture Fund	500	20.00
	NPC 07-5 KB Venture Fund	500	20.00
	KB 03-1 Corporate Restructuring Fund[1]	41	29.00
	KB 06-1 Corporate Restructuring Fund	12	5.38
	NPS 06-5 KB Corporate Restructuring Fund	4,750,000,000	13.57

[1]	Under liquidation as of December 31, 2008.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

Revenues and expenses from significant transactions with the subsidiaries for the period ended December 31, 2008 are as follows:

(in millions of Korean won)		Accounts
				Interest on
		Interest		Due from
Revenues	Expenses	on Loan		Banks		Rent		Total

KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	689	~~W~~	—	~~W~~	689
	KB Investment & Securities Co., Ltd.		598		—		—		598
Kookmin Bank	KB Financial Group Inc.		—		—		137		137

		~~W~~	598	~~W~~	689	~~W~~	137	~~W~~	1,424

Significant balances with related parties as of December 31, 2008, are as follows:

(in million of Korean won)		Accounts
				Due from		Guarantee
Creditor	Debtor	Loan		Bank		Deposit		Total

KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	1,849	~~W~~	13,129	~~W~~	14,978
	KB Investment & Securities Co., Ltd.		200,000		—		—		200,000

		~~W~~	200,000	~~W~~	1,849	~~W~~	13,129	~~W~~	214,978

Compensation for key management for the period ended December 31, 2008, consists of:

(in millions of Korean won)	2008

Salaries	~~W~~	725
Accrued severance benefits		65
Share-based payments[1]		463

Total	~~W~~	1,253

[1]	Details of share-based payments are described in Note 13.
Key management includes non-executive directors, registered directors, and non-registered directors who have the authority for making decisions in the Company’s financial planning and management.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

20. Condensed Financial Information of Subsidiaries
The condensed balance sheets of subsidiaries as of December 31, 2008, are as follows:

	Total		Total		Shareholders’
(in millions of Korean won)	Assets		Liabilities		Equity

Kookmin Bank [1]	~~W~~	266,460,040	~~W~~	249,039,742	~~W~~	17,420,298
KB Investment & Securities Co., Ltd.		2,052,261		1,730,165		322,096
KB Asset Management Co., Ltd.		126,772		10,299		116,473
KB Real Estate Trust Co., Ltd.		221,353		123,884		97,469
KB Investment Co., Ltd.		115,385		11,597		103,788
KB Futures Co., Ltd.		150,142		111,936		38,206
KB Credit Information Co., Ltd.		50,573		6,105		44,468
KB Data Systems Co., Ltd.		46,532		19,993		26,539

	~~W~~	269,223,058	~~W~~	251,053,721	~~W~~	18,169,337

[1]	Financial information of Kookmin Bank is based on its consolidated financial statements.
The following condensed statements of income of subsidiaries represent the six-month period from July 1, 2008 to December 31, 2008:

							Net
							Income(loss)
	Operating		Operating		Operating		Before Income		Net Income
(in millions of Korean won)	Revenue		Expense		Income(loss)		Tax		(loss)

Kookmin Bank [1]	~~W~~	29,500,591	~~W~~	29,388,121	~~W~~	112,470	~~W~~	376,676	~~W~~	225,226
KB Investment & Securities Co., Ltd.		167,575		145,320		22,255		22,138		17,336
KB Asset Management Co., Ltd.		34,660		14,358		20,302		20,133		14,504
KB Real Estate Trust Co., Ltd.		27,991		39,633		(11,642)		(12,356)		(10,096)
KB Investment Co., Ltd.		5,909		5,176		733		912		884
KB Futures Co., Ltd.		14,181		9,483		4,698		4,691		3,224
KB Credit Information Co., Ltd.		26,947		24,263		2,684		2,528		1,783
KB Data Systems Co., Ltd.		101,744		94,194		7,550		6,955		5,078

	~~W~~	29,879,598	~~W~~	29,720,548	~~W~~	159,050	~~W~~	421,677	~~W~~	257,939

[1]	Financial information of Kookmin Bank is based on its consolidated financial statements.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

21. Financial and Operating Status of Subsidiaries
Financial status of the Company and each subsidiary as of December 31, 2008, is as follows:

(in millions of Korean won)	Deposits		Borrowings		Debentures [1]		Total

KB Financial Group Inc.	~~W~~	—	~~W~~	232,000	~~W~~	498,572	~~W~~	730,572
Kookmin Bank [2]		162,248,761		18,695,883		42,610,595		223,555,239
KB Investment & Securities Co., Ltd.		30,743		1,566,372		—		1,597,115
KB Asset Management Co., Ltd.		—		—		—		—
KB Real Estate Trust Co., Ltd.		72		108,071		—		108,143
KB Investment Co., Ltd.		—		10,300		—		10,300
KB Futures Co., Ltd.		106,808		—		—		106,808
KB Credit Information Co., Ltd.		—		—		—		—
KB Data Systems Co., Ltd.		—		—		—		—

	~~W~~	162,386,384	~~W~~	20,612,626	~~W~~	43,109,167	~~W~~	226,108,177

[1]	Net of discounts.

[2]	Financial information of Kookmin Bank is based on its consolidated financial statements.
Operating status for each subsidiary as of December 31, 2008, is as follows:

					Cash and
					Due from
(in millions of Korean won)	Loans [1]		Securities		Bank		Total

KB Financial Group Inc.	~~W~~	199,000	~~W~~	16,345,052	~~W~~	1,849	~~W~~	16,545,901
Kookmin Bank[2]		198,708,628		38,658,004		8,132,181		245,498,813
KB Investment & Securities Co., Ltd.		237,799		1,624,264		75,259		1,937,322
KB Asset Management Co., Ltd.		1,719		3,801		106,836		112,356
KB Real Estate Trust Co., Ltd.		1,498		3,741		378		5,617
KB Investment Co., Ltd.		22,504		84,712		19		107,235
KB Futures Co., Ltd.		—		25,556		119,128		144,684
KB Credit Information Co., Ltd.		—		—		31,973		31,973
KB Data Systems Co., Ltd.		798		—		21,970		22,768

	~~W~~	199,171,946	~~W~~	56,745,130	~~W~~	8,489,593	~~W~~	264,406,669

[1]	Net of allowance for loan losses, discounted present value, and deferred loan gains (losses).

[2]	Financial information of Kookmin Bank is based on its consolidated financial statements.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

Changes in allowance for loan losses and other assets for each entity for the period ended December 31, 2008, are as follows:

			Increase
(in millions of Korean won)	Beginning		(Decrease)		Ending

KB Financial Group Inc.	~~W~~	—	~~W~~	1,000	~~W~~	1,000
Kookmin Bank[1]		2,805,991		871,049		3,677,040
KB Investment & Securities Co., Ltd.		2,281		20,697		22,978
KB Asset Management Co., Ltd.		54		30		84
KB Real Estate Trust Co., Ltd.		38,700		27,108		65,808
KB Investment Co., Ltd.		767		(135)		632
KB Futures Co., Ltd.		—		—		—
KB Credit Information Co., Ltd.		51		(14)		37
KB Data Systems Co., Ltd.		120		(14)		106

	~~W~~	2,847,964	~~W~~	919,721	~~W~~	3,767,685

[1]	Financial information of Kookmin Bank is based on its consolidated financial statements.
22. Subsidiaries’ Contribution to Gain and Loss
Subsidiaries’ contributions to the Company’s gain and loss from equity method valuation for the period ended December 31, 2008, are as follows:

			Contribution
(in millions of Korean won)	Amount		Ratio(%)

Kookmin Bank	~~W~~	605,507	97.06
KB Investment & Securities Co., Ltd.		6,361	1.02
KB Asset Management Co., Ltd.		14,504	2.32
KB Real Estate Trust Co., Ltd.		(10,096)	(1.62)
KB Investment Co., Ltd.		859	0.14
KB Futures Co., Ltd.		3,224	0.52
KB Credit Information Co., Ltd.		1,767	0.28
KB Data Systems Co., Ltd.		1,759	0.28

	~~W~~	623,885	100.00

23. Insurance
As of December 31, 2008, the Company has financial package insurance policies which include Banker’s Blanket Bond, Directors Reparation Liability Insurance, and Professionals Reparation Liability Insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is ~~W~~ 87,500 million.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2008

24. Commitments
The commitments made with financial institutions on the limit of corporate borrowings and the related amounts already borrowed as of December 31, 2008, are as follows:

	Limit for		Amounts
(in millions of Korean won)	Borrowing		Borrowed

Hana Bank	~~W~~	50,000	~~W~~	10,000
Woori Bank		130,000		120,000

	~~W~~	180,000	~~W~~	130,000

25. Financial Performance for the Three-Month Period
Financial performance for the three-month period ended December 31, 2008, is as follows:

	Quarter Ended
(in millions of Korean won, except earnings per share)	December 31, 2008

Operating revenue	~~W~~	66,415
Operating expense		22,493
Operating income		43,922
Net income		43,878
Earnings per share in won		153
26. Approval of Financial Statements
The December 31, 2008, financial statements were approved on February 11, 2009, by the Board of Directors.

Report of Independent Accountants’
Review of Internal Accounting Control System
To the President of
KB Financial Group Inc.
We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of KB Financial Group Inc. (the “Company”) as of December 31, 2008. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2008, the Company’s IACS has been designed and is operating effectively as of December 31, 2008, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”
Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.
A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.
Our review is based on the Company’s IACS as of December 31, 2008, and we did not review management’s assessment of its IACS subsequent to December 31, 2008. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.
Samil PricewaterhouseCoopers
March 9, 2009

Report on the Operations of the Internal Accounting Control System
To the Board of Directors and Auditor (Audit Committee) of KB
Financial Group Inc.
I, as the Internal Accounting Control Officer (“IACO”) of KB Financial Group Inc. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2008.
The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.
Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2008, in all material respects, in accordance with the IACS standards.
February 20, 2009
Shin Kap, Internal Accounting Control Officer
Hwang Youngkey, Chief Executive Officer